Mail Stop 4561
      March 29, 2006



Jeffrey A. Klopf
Executive Vice President, General Counsel and Secretary
Global Signal Inc.
301 North Cattlemen Road, Suite 300
Sarasota,  FL  34232-6427

      Re:	Global Signal Inc.
Registration Statement on Form S-3
File No. 333-132629
Filed March 22, 2006

Dear Mr. Klopf:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should make changes in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. Please provide us with your analysis as to why you believe the resale of common stock is ripe for registration. In this regard, we note your statement on the prospectus cover page that all the shares held by Greenhill Entities are "expected to be pledged as collateral" for certain loans from Morgan Stanley Mortgage Capital Inc pursuant to one or more Credit Agreements.

2. Please confirm that the selling shareholder table in your prospectus supplement will identify the lenders as the selling shareholder.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Jeffrey A. Shady at 202-551-3471 or me at 202-
551-3780 with any other questions.

      Sincerely,



      Elaine Wolff
      Branch Chief

	 cc: 	Joseph A. Coco (via facsimile)
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Jeffrey A. Klopf
Global Signal Inc.
March 29, 2006
Page 1